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                             July 12, 2021

       Lance Rosenzweig
       Chief Executive Officer
       Support.com, Inc.
       1521 Concord Pike
       Suite 301
       Wilmington, DE 19803

                                                        Re: Support.com, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-37594

       Dear Mr. Rosenzweig:

              We have reviewed your June 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 7, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue, page 28

   1. We note your response to our prior comment 1. Please amend your filings to provide the more specific
information regarding the decline in business from Comcast as provided in your response. Further,
please also include the total revenue recognized during the period from Comcast, as well
as the amount of historical revenue related to the business unit and
                                                        Statement of Work #3 in
a manner similar to that provided in your Forms 8-K.
 Lance Rosenzweig
FirstName  LastNameLance Rosenzweig
Support.com,  Inc.
Comapany
July       NameSupport.com, Inc.
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Segment Information, page 50

2. We note your response to our prior comment 2. Please amend your filing to separately disclose the amount of revenue from each of your major customers for each period presented.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology